Filed by Zillow, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

The following are prepared remarks of the joint investor call held by Zillow, Inc. and Trulia, Inc. on July 28, 2014.

CONFERENCE CALL ON ZILLOW ACQUISITION OF TRULIA - PREPARED REMARKS

July 28, 2014

Raymond Jones, Zillow IRO:

Good morning everyone and welcome to our discussion of the announcement of Zillow’s plans to acquire Trulia. Joining us on the call today, are Spencer Rascoff the CEO of Zillow, and Pete Flint the CEO of Trulia. We will start today with prepared remarks from both CEO’s then host a brief Q&A session. We have allotted 30 minutes for this call.

Before we get started, as a reminder, during the course of this call we will make forward-looking statements regarding future events, including our expectations regarding Zillow’s proposed acquisition of Trulia. We caution you to consider the important risk factors that could cause actual results to differ materially from those in the forward-looking statements made in the press release and on this conference call. These factors include, but are not limited to, the satisfaction of closing conditions, including shareholder and regulatory approval of the proposed transaction. Additional risk factors are described in our joint press release and under the caption “Risk Factors” in Zillow’s Annual Report on Form 10-K for the year ended December 31, 2013, Trulia’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, and in Zillow’s and Trulia’s other filings with the SEC.

In addition, please note that the date of this conference call is July 28, 2014, and any forward-looking statements that we make today are based on assumptions as of this date. We undertake no obligation to update these statements as a result of new information or future events except as required by law.

I will now turn the call over to Spencer.

Spencer Rascoff, Zillow CEO:

Good morning. As you’ve seen from our press release, today is an exciting day. I’m very pleased to announce that Zillow has entered into an agreement to acquire Trulia. I’m very excited about the tremendous opportunity to combine resources in a way that creates even more innovation and better products for consumers and real estate professionals alike.

Before we get into the structure of the deal, I’d like to touch on some of these opportunities and why I’m so excited about today’s announcement.

First off, our plan is to continue to operate both consumer brands. Zillow and Trulia are highly complementary and respected brands with consumer-first philosophies and employee cultures. This shared devotion has allowed both companies to create products that empower consumers through greater information transparency, and we’ve collectively driven incredible advances in home shopping on mobile and Web. Despite Zillow and Trulia’s rapid growth over the past several years, the two firms’ offerings remain differentiated and the consumer overlap in both brands is relatively low. According to comScorei, in June of this year, about half of Trulia’s monthly desktop users did not visit Zillow, and about two-thirds of Zillow’s do not visit Trulia. Just as in other categories – such as online dating in the case of IAC; travel in the case of TripAdvisor, The Priceline Group and Expedia Inc., and even weather where The Weather Company operates Weather.com, the Weather Channel, Weather Underground Intellicast – we believe that having multiple brands inside the same corporate parent allows us to better serve a larger audience while taking advantage of certain shared back-end services. In fact, Zillow, Inc. has already operated this way since our acquisition of our consumer rental brand HotPads in 2012 and the acquisition of our New York property StreetEasy in 2013.

Both Zillow and Trulia excel at connecting consumers with professionals through high- ROI, seamless advertising on mobile and Web. The more real estate client interactions we can drive to real estate professionals, the better the experience for both consumers and our advertisers.

As media companies, we view this transaction as a unique opportunity to accelerate our shared growth into a real estate advertising marketplace that is still incredibly fragmented. While nearly all home shopping now starts online, the vast majority of real estate advertising has yet to migrate to the Web and mobile. The addressable market for residential real estate advertising is massive, at approximately $12 billion annuallyii. Yet, on a combined basis Trulia and Zillow have less than 4% share of this market; said another way, over 96% of the ad dollars available in our category are spent elsewhere, and mostly offline. Most real estate agent advertising still goes to offline channels such as newspapers, billboards and direct mail, as well as newer players such as display advertising networks, online video, search engine marketing and social media platforms. While still early, we expect these ad dollars will eventually accrue to the most effective channels over the long term, and we expect to be able to offer advertisers a better value proposition as one company.

We anticipate a number of specific benefits as a result of this transaction:

First, we can innovate faster. By combining resources and building upon a common foundation for data and development, we expect to accelerate innovation and create new mobile and Web products faster than we would separately. By bringing together our unique yet complementary cultures of innovation, the Zillow and Trulia creative engine can fire on combined cylinders, gain speed and create more products than ever before.

This speed of innovation will be especially evident on mobile. We are experiencing the early stages of a tectonic shift in consumer engagement from desktop to mobile devices in our category. Due to GPS capabilities in smart devices, mobile is rapidly becoming the medium of choice for online home shopping and the majority of homes viewed on Zillow today are viewed on a mobile device. We both believe that there is a looming wave of mobile technology proliferation and broadband network expansion that will enable even greater mobile adoption by consumers. As touch-screen devices, increasingly dynamic mobile content, and cloud-based development converge, we believe that over the next 5 to 10 years, consumer mobile usage in all things homes can scale to many times over what it is today. Through a more efficient allocation of investment and human capital, we will be at the forefront of the next wave of advances in mobile home shopping.

The second key benefit is our ability to provide greater access to free real estate market data. If you shopped for a home 10 years ago, your experience would have been dramatically different than it is today with the amount of real estate data and information at your fingertips. Zillow and Trulia were at the forefront of the revolution to set real estate information free. As one company, we expect to take advantage of each other’s knowledge and expertise to continue that mission to help people make more informed decisions.

Third, we can offer our partners broader distribution, and deliver greater value and ROI for advertisers. Home sellers and their agents, as well as brokerages and participating MLSs, will benefit from broader listings distribution across even more platforms, to reach an even larger audience. Due to the limited overlap in our unique users, advertisers will get the benefit of a larger network to increase their reach and exposure. We also anticipate shared services and marketing platforms for advertisers that will enhance agent productivity and marketing and deliver greater return on their investment.

And, finally, we expect to realize sizable cost synergies. After we combine, we expect to achieve at least $100 million in annualized cost avoidances by the end of 2016 by gaining efficiencies through shared services, such as foregone sales and marketing costs.

Now let me outline the financial terms and structure.

As noted in the press release, the value of this deal is $3.5 billion in what will be a stock-for-stock transaction. Upon shareholder and regulatory approval, all of the outstanding shares of Trulia will be exchanged for shares of the combined company. This means each Trulia shareholder will receive .444 shares of stock in the combined company. Upon close, Trulia shareholders will hold approximately 33% of the combined company while Zillow shareholders will hold roughly 67%. This value represents a 25% premium to Trulia’s closing price on July 25, 2014.

Upon closing, Pete Flint will continue to be CEO of Trulia, reporting to me.

This transaction has been approved by both boards of directors, and is subject to customary closing conditions, including satisfaction of regulatory approvals, and approval by shareholders of both Zillow and Trulia. Until we obtain these approvals, we will continue operating as independent companies, running separate businesses. This includes reporting results for the second quarter and subsequent quarters.

We expect these approvals will take several months. Upon closing, we’ll be able to share more about the operational and organizational structure moving forward.

Right now, we’re excited about the prospects of the deal, and the opportunities ahead. I want to acknowledge Pete Flint, Sean Aggarwal, Paul Levine and the entire team at Trulia for building such an impressive brand and business. We are excited to work together to accelerate advancement of the real estate category through even faster innovation to empower more consumers, and help agents and our industry partners be more successful.

Now I am pleased to introduce Pete Flint, the CEO of Trulia.

Pete Flint, Trulia CEO:

Thank you, Spencer.

This is tremendously exciting day for both Trulia and Zillow. Since Trulia’s founding in 2005 we have been focused on creating an online destination to delight consumers who are searching for a home, while also providing real estate agents with a highly effective advertising platform. Over these past 9 years we have made incredible progress in serving our transaction-ready consumers along with building an innovative business and brand of which we are extremely proud.

Trulia and Zillow each have a long history of creating fantastic products on mobile and Web for home buyers and sellers, and for their real estate agents. We believe that the melding of our complementary brands, unique data content, and distinct user experiences creates tremendous potential for our combined company to innovate faster and go further in pursuit of our massive market opportunity.

Over the years, Trulia has nurtured an amazing culture of innovation, and I would like to take this opportunity to thank all of our employees for their hard work and dedication. We are all extremely excited by the prospect of combining our efforts with the team at Zillow to provide even more value to consumers and our industry partners going forward.

Sean and I will report Trulia’s Q2 results this Thursday and will host our quarterly conference call at 2 p.m.

With that I will turn the call back to Spencer to take your questions.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia will file a joint proxy statement/prospectus with the Securities and Exchange Commission, and the new holding company will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when they become available) and other documents filed by Zillow and Trulia at the Securities and Exchange Commission’s web site at www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Zillow’s website, www.zillow.com, under the heading “Investors” in the “About” tab or by contacting Zillow Investor Relations at (206) 470-7137. These documents may also be obtained, without charge, from Trulia’s website, www.trulia.com, under the tab “Investor Relations” or by contacting Trulia Investor Relations at (415) 400-7238.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

[i]	Source: comScore Multiplatform Cross-Visiting, June 2014
ii	Source: Borrell Associates Real Estate Advertising 2013 Outlook, reflecting combined advertising spent by real estate agents, home builders, and rental property managers

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